恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

RECEIVED
2004 MAY -7 P 2:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-1747

Our Ref: HOS CSE 040487

4 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

04024962

Attention: Ms Janette M Aall

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

As announced in 2003, the Board of the Bank has adopted a policy of paying quarterly dividends. I am pleased to advise that the Directors today declared a First Interim Dividend for the year ending 31 December 2004.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

PROCESSED
MAY 11 2004
THOMSON
FINANCIAL

K W Ma
Assistant General Manager
and Company Secretary

Encl

dw 5/11

恒生銀行
HANG SENG BANK

Press Release

4 May 2004

HANG SENG ANNOUNCES FIRST INTERIM DIVIDEND FOR 2004

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2004.

The first interim dividend will be payable on Tuesday, 8 June 2004, to shareholders on the Register of Shareholders as at Friday, 28 May 2004.

The Register of Shareholders of the Bank will be closed on Friday, 28 May 2004, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2004, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Thursday, 27 May 2004, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2004 will be announced on Monday, 2 August 2004.

As announced in 2003, the Board has adopted a policy of paying quarterly dividends. The proposed timetables for the remaining three quarterly dividends in respect of 2004 are:

Second interim dividend for 2004

Announcement	2 August 2004
Book close date	24 August 2004
Payment date	2 September 2004

Third interim dividend for 2004

Announcement	8 November 2004
Book close date	17 December 2004
Payment date	5 January 2005

Fourth interim dividend for 2004

Announcement	28 February 2005
Book close date	16 March 2005
Payment date	24 March 2005

新聞稿

more...

Hang Seng Announces First Interim Dividend for 2004/2

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market value. It operates 159 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503 billion at the end of 2003, the Bank reported a profit attributable to shareholders of HK$9.54 billion for 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

Cecilia Ko (852) 2198-4227

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